April 20, 2020

Stephen Girsky
Chief Executive Officer
VectoIQ Acquisition Corp.
1354 Flagler Drive
Mamaroneck, NY 10543

       Re: VectoIQ Acquisition Corp.
           Form 10-K for the year ended December 31, 2019
           Filed on March 6, 2020
           File No. 1-38495

Dear Mr. Girsky:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing